UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

OPEN JOINT STOCK COMPANY

“VIMPEL-COMMUNICATIONS”

(Name of Issuer)

Common Stock, 0.005 rubles nominal value

(Title of Class of Securities)

68370R 10 9

(CUSIP Number)

Cindy Reiners

Grand Financial Holding S.A.

Boulevard Royal 11

Luxembourg L-2449

Tel: +352 466 3941

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 10, 2003

(Date of Event which Requires Filing of this Statement)

With a Copy to:

Pavel Kulikov

OOO Alfa-Eco

21 Novy Arbat

119992 Moscow

Russian Federation

(7-095) 202 8364

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

Introductory Statement

This Amendment Number 3 (the “Amendment”) to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D previously filed jointly by Grand Financial Holding S.A., Grand Financial Group Ltd., Continental Holding Foundation and Mr. Gleb Fetisov (the “Reporting Persons”) on February 11, 2002, as amended and supplemented by Amendment Number 1 to the Statement on Schedule 13D filed on June 5, 2002 and as further amended and supplemented by Amendment 2 to the Statement on Schedule 13D filed on November 27, 2002 (as amended, the “Statement”). This Amendment relates to the common stock (the “Common Stock”), 0.005 rubles nominal value, of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”), a Russian open joint stock company, acquired by Eco Telecom Limited (“Eco Telecom”), as reported in a Statement on Schedule 13D filed jointly by Eco Telecom, Eco Holdings Limited (“Eco Holdings”), CTF Holdings Limited (“CTF Holdings”) and Crown Finance Foundation (together, the “Eco Telecom Reporting Persons”) on June 11, 2001.

The Statement is hereby amended and supplemented with respect to the items set forth below.

Item 2.    Identity and Background

This Amendment is being filed jointly by the Reporting Persons. No material change with respect to the information reported in response to Item 2 in the Statement has occurred. A current list of the directors and officers of the Reporting Persons is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.    Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by the information set forth in response to Item 6 herein, which is incorporated by reference in response to this Item 4.

Item 5.    Interest in Securities of the Issuer

(c)  To the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to the shares of Common Stock during the past 60 days by any of the persons named in response to Item 2.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On March 28, 2003, Eco Telecom notified VimpelCom and Telenor East Invest AS of Eco Telecom’s intention to pledge a certain number of the shares of Common Stock owned by it for the purpose of obtaining a loan in the amount of US$20 million from Central Asian Capital Corporation N.V. (the “Lender”), as described further below.

On June 10, 2003, Eco Telecom entered into a Pledge Agreement with the Lender, an entity organized under the laws of the Netherlands Antilles and an affiliate of Kazkommertsbank Open Joint Stock Company, a bank organized under the laws of Kazakhstan, as pledgeholder, and Limited Liability Company IC East Capital, a Russian limited liability company (the “Depositary”), as agent (the “Pledge Agreement”). The description of the Pledge Agreement contained in this Item 6 is qualified in its entirety by reference to the complete text of the Pledge Agreement filed as an Exhibit hereto. Under the Pledge Agreement, Eco Telecom pledged to the Lender shares of Common Stock (the “Pledged Shares”) to secure all monies and obligations owing to the Lender (the “Pledge”) under a Loan Agreement between them dated June 10, 2003 (the “Loan Agreement”), pursuant to which the Lender agreed to make a single loan to Eco Telecom in an aggregate principal amount of US$20 million (the “Loan”). The Loan, which Eco Telecom intends to apply for working capital purposes and to satisfy Eco Telecom’s general corporate financing requirements, is repayable in full on or before January 15, 2005. Repayment of the Loan is guaranteed by Eco Holdings.

The collateral securing the Loan will consist of a number of shares of Common Stock with a market value equal to 150% of the outstanding principal amount of the Loan. Generally, the market value of the Pledged Shares will be based on the daily closing price of American Depositary Shares representing the Common Stock. If the market value of the Pledged Shares falls and remains below 135% of the outstanding principal amount of the Loan for a continuous period of three trading days, Eco Telecom will be required to pledge or cause to be pledged a number of additional shares of Common Stock so that the total market value of the Pledged Shares will not be less than 150% of such outstanding principal amount. If the market value of the Pledged Shares exceeds and remains above 165% of the outstanding principal amount of the Loan for a continuous period of three trading days, the Lender will be required to release a portion of the Pledged Shares such that the total market value of the Pledged Shares will be equal to 150% of such outstanding principal amount. The Pledged Shares will be deposited in a blocked account with the Depositary, which will be responsible for monitoring on a day-to-day basis the market value of the Pledged Shares and notifying Eco Telecom and the Lender of increases or decreases in the collateral value. On June 10, 2003, 509,864 shares of Common Stock owned by Eco Telecom were deposited with the Depositary and blocked in favor of the Lender on Eco Telecom’s account.

Eco Telecom will be entitled to exercise all voting and other rights attaching to the Pledged Shares until the Lender enforces its security under the terms of the Pledge Agreement and becomes the registered holder of the Pledged Shares. Eco Telecom agreed in the Pledge Agreement that it will not, among other things, sell, transfer or otherwise dispose of any of the Pledged Shares during the term of the Pledge. The Pledge will terminate upon the earlier to occur of the full repayment of Eco Telecom’s obligations under the Loan Agreement or the written agreement of the parties to the Pledge Agreement.

Eco Telecom may from time to time pledge additional shares of Common Stock to secure its or its affiliates’ obligations under similar pledge and loan arrangements.

Except as set forth in the Statement and in this Amendment, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships with respect to the securities of VimpelCom among the persons named in Item 2 or between such persons and any other person.

Item 7.    Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 30, 2003	GRAND FINANCIAL HOLDING S.A.

	By:	/s/ Pavel Kulikov
Pavel Valentinovich Kulikov
Attorney in Fact

Date: June 30, 2003	GRAND FINANCIAL GROUP LTD.

	By:	/s/ Pavel Kulikov
Pavel Valentinovich Kulikov
Attorney in Fact

Date: June 30, 2003	CONTINENTAL HOLDING FOUNDATION

	By:	/s/ Pavel Kulikov
Pavel Valentinovich Kulikov
Attorney in Fact

Date: June 30, 2003	GLEB FETISOV

	By:	/s/ Pavel Kulikov
Pavel Valentinovich Kulikov
Attorney in Fact

Annex A

Directors of Grand Financial Holding S.A.

Name/Title/Citizenship	Principal Occupation	Business Address

Geoffrey Piers Hemy, Director (United Kingdom)	Director, Grand Financial Holding S.A.	11, boulevard Royale, L-2449 Luxembourg, Luxembourg

Cindy Reiners, Director (Luxembourg)	Director, Grand Financial Holding S.A.	11, boulevard Royale, L-2449 Luxembourg, Luxembourg

Yury A. Shirmankin, Director (Russia)	First Vice President, Member of the Board, jsc Alfa-Eco	21 Novy Arbat Street, Moscow, Russia GSP-2, 119992

Directors of Grand Financial Group Ltd.

Name/Title/Citizenship	Principal Occupation	Business Address

Geoffrey Piers Hemy, Director (United Kingdom)	Director of Grand Financial Holdings S.A.	11, boulevard Royale, L-2449 Luxembourg

Irene G. Spoerry, Director (Switzerland)	Managing Director, Trident Fiduciaries (Middle East) Ltd.	Cassandra Centre 29, Theklas Lyssioti Street PO Box 57398, 3315 Limassol, Cyprus

Michael Tallis, Director (Greece)	Financial Controller, Trident Fiduciaries (Middle East) Ltd.	Cassandra Centre 29, Theklas Lyssioti Street PO Box 57398, 3315 Limassol, Cyprus

Directors of Continental Holding Foundation

Name/Title/Citizenship	Principal Occupation	Business Address

Geoffrey Piers Hemy, Director (United Kingdom)	Director of Grand Financial Holdings S.A.	11, boulevard Royale, L-2449 Luxembourg

Martin Gstoehl, Member of Foundation Council (Liechtenstein)	Attorney; Director, JuraTrust (a Liechtenstein Trust Company)	Mitteldorf 1, P.O. Box 838, FL-9490 Vaduz, Liechtenstein

Dr. iur. E. Michael Feichtinger, Member of Foundation Council (Austria)	Director, JuraTrust (a Liechtenstein Trust Company)	Mitteldorf 1, P.O. Box 838, FL-9490 Vaduz, Liechtenstein

EXHIBIT INDEX

Exhibit 24.1	A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Grand Financial Holding S.A., incorporated by reference to Exhibit 24.1 to Amendment No. 1 to the Statement on Schedule 13D filed by Grand Financial Holding S.A., inter alios, with the Securities and Exchange Commission on June 5, 2002.

Exhibit 24.2	A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Grand Financial Group Ltd., incorporated by reference to Exhibit 24.2 to Amendment No. 1 to the Statement on Schedule 13D filed by Grand Financial Holding S.A., inter alios, with the Securities and Exchange Commission on June 5, 2002.

Exhibit 24.3	A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Continental Holding Foundation, incorporated by reference to Exhibit 24.3 to Amendment No. 1 to the Statement on Schedule 13D filed by Grand Financial Holding S.A., inter alios, with the Securities and Exchange Commission on June 5, 2002.

Exhibit 24.4	A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Gleb Fetisov, incorporated by reference to Exhibit 24.4 to Amendment No. 1 to the Statement on Schedule 13D filed by Grand Financial Holding S.A., inter alios, with the Securities and Exchange Commission on June 5, 2002.

Exhibit 99.1	A conformed copy of the Pledge Agreement dated June 10, 2003, by and among Central Asian Capital Corporation N.V., Eco Telecom Limited and LLC IC East Capital.

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